Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122348

Prospectus Supplement No. 1
to Prospectus Dated June 2, 2005

$125,000,000

0.75% Convertible Senior Subordinated Notes due 2024
and the Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 1 relates to the resale by selling securityholders of Synaptics Incorporated’s 0.75% Convertible Senior Subordinated Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement no. 1 in conjunction with the prospectus dated June 2, 2005. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     Investing in the notes and our common stock involves significant risks. See Risk Factors beginning on page 9 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is July 1, 2005.

The following information amends and supplements the table set forth under the caption “Selling Securityholders” beginning on page 70 of the prospectus by updating the information with respect to a selling securityholder previously listed in the prospectus and by adding information with respect to selling securityholders not previously listed in the prospectus. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

	Principal		Number of
	Amount of	Percentage of	Conversion	Percentage of
Name of	Notes That	Total Notes	Shares That	Common Stock
Selling Securityholder	May Be Sold	Outstanding	May be Sold(1)	Outstanding(2)
Bear, Stearns & Co. Inc. (4)	$4,000,000	3.2%	79,167	*
Akela Capital Master Fund, LTD (28)	$5,000,000	4.0%	98,959	*
DBAG London (6)(29)	$3,398,000	2.7%	67,252	*
Institutional Benchmarks Master Fund, Ltd.(30)	$1,750,000	1.4%	34,635	*
San Diego County Employee Retirement Association (30)	$2,500,000	2.0%	49,479	*
Zazove Convertible Arbitrage Fund, L.P. (30)	$6,500,000	5.2%	128,646	*
Zazove Hedged Convertible Fund, L.P. (30)	$1,750,000	1.4%	34,635	*

*	Less than 1%

(1)	Assumes conversion of the full amount of notes held by such selling securityholder into common stock at the initial conversion rate of 19.7918 shares of common stock per $1,000 principal of notes. Except as otherwise indicated, also assumes that the selling securityholder or any future transferees, pledgees, donees, or successors of or from such selling securityholder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the Indenture, we will pay cash in lieu of issuing fractional shares upon conversion of notes; accordingly, the schedule does not reflect fractional shares. See “Description of Notes – Conversion Rights.”

(2)	Calculated based upon 26,371,425 shares of common stock outstanding as of March 31, 2005. In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire upon conversion of such persons’ notes are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(4)	Bear, Stearns & Co. Inc. acted as an Initial Purchaser and joint bookrunner in the December 2004 private placement of the notes. This selling securityholder has identified itself as a registered broker-dealer and, accordingly, it is an “underwriter” within the meaning of Section 2(11) of the Securities Act. Please see “Plan of Distribution.” To our knowledge, no selling securityholder who is a registered broker-dealer received any securities as underwriting compensation.

(6)	This selling securityholder has identified itself as an affiliate of a broker-dealer. This selling securityholder has represented to us that it acquired its notes or underlying common stock in the ordinary course of business and, at the time of purchase of the notes or the underlying common stock, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such selling securityholder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(28)	Anthony B. Bosco has voting and investment power with respect to the securities held by this selling securityholder.

(29)	Patrick Corrigan has voting and investment power with respect to the securities held by this selling securityholder.

(30)	Zazove Associates, LLC has voting and investment control over the securities held by this selling securityholder. Gene T. Pretti is the sole member of Zazove Associates, LLC.